Exhibit 99.1

ITAMAR MEDICAL REPORTS SECOND QUARTER 2021 FINANCIAL RESULTS

- Revenues Increased 41% Year-over-Year to $12.6 Million -

- U.S. WatchPATTM Revenues Increased 53% Year-over-Year to $10.1 Million -

- Raised Full Year 2021 Revenue Guidance to a Range of $53 Million to $54 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, August 10, 2021-- Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today reported unaudited financial results for the second quarter of 2021.

“Our second quarter results demonstrated further growth as our WatchPAT™ technology continued to gain recognition as a safe and effective method for home-based sleep apnea testing,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “Core sleep in the U.S. continues to be our most significant growth driver, with double digit growth in nearly every region during the quarter. We also began to see the benefit of the recent elimination of the G-code loophole in Medicare Administrative Contractors (MACs) covering about 60% of Medicare beneficiaries, paving the way for further share gains and materially enhancing our competitive market positioning. In our Cardiology business, we were pleased to see the American Heart Association publish a formal statement on the importance of sleep apnea management in cardiac care for the first time. We are very encouraged by our increasing opportunity to be a meaningful part of this estimated $2.7 billion market in the U.S.”

“We see continuing momentum as we enter the second half of 2021, giving us the confidence to raise our guidance for full year revenues. Investing for long-term growth remains top of mind and importantly, we have the financial resources to do so,” concluded Glick.

Second Quarter 2021 Highlights and Recent Achievements

•	Total revenues were $12.6 million, an increase of 41% year-over-year.

•	U.S WatchPAT revenues were $10.1 million, an increase of 53% year-over-year.

•	Added 121 new WatchPAT ONE customers, including 84 new to Itamar Medical.

•	Non-IFRS gross margin was 73%, compared to 70% in the second quarter of 2020 and 72% in the first quarter of 2021. (See “Use of Non-IFRS Measures” below).

•	Increased full year 2021 revenue guidance to a range of $53 to $54 million, representing growth of 29% to 32% over full year 2020 revenue.

•	Appointed Brad Fluegel to the Company’s board of directors.

•	Launched enhancement to WatchPAT product line at SLEEP 2021: WatchPAT ONE with SleepPath™ to further enhance diagnostic comprehensiveness and automate home based testing

Second Quarter 2021 Financial Results

Revenues for the second quarter of 2021 increased 41% to $12.6 million, compared to $8.9 million in the same quarter in 2020. Revenue growth was mainly driven by an increase in WatchPAT sales in the U.S.

Worldwide WatchPAT revenues for the second quarter of 2021 increased 52% to $12.0 million, compared to $7.9 million in the same quarter in 2020.

U.S. WatchPAT revenues for the second quarter of 2021 increased 53% to $10.1 million, compared to $6.6 million in the same quarter in 2020, driven mainly by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 77% of WatchPAT revenues in the U.S. for the second quarter of 2021, compared to 78% for the same quarter in 2020.

Gross profit for the second quarter of 2021 increased to $8.9 million, compared to $6.0 million in the same quarter in 2020. Gross margin increased to 71%, compared to 68% in the same quarter in 2020. Non-IFRS gross margin (see Reconciliation of IFRS to Non-IFRS Financial Measures below) increased to 73%, compared to 70% in the same quarter in 2020. The improvement in gross margin is primarily attributable to a consistent decrease in WatchPAT ONE production costs and increased efficiency and cost reduction in the production process. (See “Use of Non-IFRS Measures” below).

Operating loss for the second quarter of 2021 was $4.6 million, compared to $3.2 million in the same quarter in 2020. The increase in operating loss was primarily due to an increase in operating expenses, partially offset by the increase in revenues. Operating expense increase was mainly driven by the following:

-	Selling and marketing expenses increased 26% to $7.5 million, compared to $5.9 million in the same quarter in 2020, due to expansion of field force related expenses, resuming of travel and increased consulting fees relating to reimbursement in the U.S., Australia, China and Japan.

-	Research and development expenses increased 145% to $3.4 million, compared to $1.4 million in the same quarter in 2020, driven by expenses of $1.1 million associated with research and development of the acquired Remote Patient Monitoring (RPM) technology assets from SPRY, including amortization of intangible assets of $0.4 million, increased personnel to support product development, mainly related to the Company’s digital health platform, and increased share-based payments.

-	General and administrative expenses increased 39% to $2.7 million, compared to $1.9 million in the same quarter in 2020, mainly driven by an increase in payroll and related expenses due to increase in personnel, increase in directors’ and officers’ insurance premium, as well as increased legal expenses, including a commercial dispute in defense of our intellectual property initiated by the Company.

Non-IFRS operating loss for the second quarter of 2021 was $3.1 million, compared to $2.4 million in the same quarter in 2020. Non-IFRS operating loss excluded approximately $1.5 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and other non-recurring expenses, compared to $0.8 million of similar expenses for the same quarter in 2020 (see “Use of Non-IFRS Measures” below).

Net loss for the second quarter of 2021 was $4.7 million, compared to $3.2 million in the same quarter in 2020.

Non-IFRS net loss for the second quarter of 2021 was $3.2 million, compared to $2.4 million in the same quarter in 2020. Non-IFRS net loss excluded approximately $1.5 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and other non-recurring expenses, compared to $0.8 million of similar expenses and gains for the same quarter in 2020 (see “Use of Non-IFRS Measures” below).

As of June 30, 2021, the Company had cash, cash equivalents and a short-term bank deposit of $73.0 million.

First Half 2020 Financial Results

Revenues for the six months ended June 30, 2021 increased 42% to $24.5 million, compared to $17.3 million for the six months ended June 30, 2020. Revenue growth was mainly driven by an increase in WatchPAT sales in the U.S., and the increase in total sales in Europe and in the rest of the world.

WatchPAT revenues for the six months ended June 30, 2021 increased 43% to $22.9 million, compared to $16.1 million for the six months ended June 30, 2020.

U.S. WatchPAT revenues for the six months ended June 30, 2021 increased 46% to $18.5 million, compared to $12.7 million for the six months ended June 30, 2020, driven mainly by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 78% of WatchPAT revenues in the U.S. for the six months ended June 30, 2021, compared to 77% for the six months ended June 30, 2020.

Gross profit for the six months ended June 30, 2021 increased to $17.0 million, compared to $12.3 million for the six months ended June 30, 2020. Gross margin decreased to 69%, compared to 72% the six months ended June 30, 2020. Gross margin decline was mainly driven by non-recurring expenses of $0.4 million related to relocating the Company’s production facilities to a new location during the first quarter of 2021 and increased WatchPAT ONE sales, offset by improvement attributable to a consistent decrease in WatchPAT ONE production costs and increased efficiency and cost reduction in the production process in the second quarter of 2021. Non-IFRS gross margin (see Reconciliation of IFRS to Non-IFRS Financial Measures below) decreased to 72%, compared to 73% in the six months ended June 30, 2020. Non-IFRS gross margin decline was mainly driven by the increase in WatchPAT ONE sales, offset by improvement attributable to a consistent decrease in WatchPAT ONE production costs and increased efficiency and cost reduction in the production process in the second quarter of 2021. (See “Use of Non-IFRS Measures” below).

Operating loss for the six months ended June 30, 2021 was $9.9 million, compared to $5.2 million for the six months ended June 30, 2020. The increase in operating loss was primarily due to an increase in operating expenses, partially offset by the increase in revenues. Operating expense increase was mainly driven by the following:

-	Operating expenses include $1.1 million (recorded in the first quarter of 2021) related to non-recurring share-based payments resulting from the extended exercise period of vested service options from five to ten years.

-	Selling and marketing expenses increased 32% to $14.8 million, compared to $11.2 million in the same period in 2020, due to the planned expansion of the U.S. sales team into new geographical territories and verticals (37 territories and verticals as of June 30, 2021, compared to 32 territories and verticals as of June 30, 2020), as well as additional sales commissions resulting from the increase in revenues, resuming travel, increased consulting fees relating to reimbursement in the U.S., Australia, China and Japan, and increased share-based payments, as mentioned above.

-	Research and development expenses increased 134% to $6.3 million, compared to $2.7 million in the same period in 2020, driven by expenses of $1.9 million associated with research and development of the acquired RPM technology assets from SPRY, including amortization of intangible assets of $0.7 million, increased personnel to support product development, mainly related to the Company’s digital health platform, and an increased share-based payments, as mentioned above.

-	General and administrative expenses increased 59% to $5.8 million, compared to $3.6 million in the same period in 2020, mainly driven by an increase in payroll and related expenses due to increase in personnel, increase in directors’ and officers’ insurance premium, as well as increased legal expenses, including a commercial dispute in defense of our intellectual property initiated by the Company, and an increased share-based payments, as mentioned above.

Non-IFRS operating loss for the six months ended June 30, 2021 was $5.9 million, compared to $3.8 million for the six months ended June 30, 2020. Non-IFRS operating loss excluded approximately $4.0 million in share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; non-recurring expenses related to relocating our production facilities to a new location; and other non-recurring expenses, compared to $1.4 million of similar expenses for the six months ended June 30, 2020 (see “Use of Non-IFRS Measures” below).

Net loss for the six months ended June 30, 2021 was $10.3 million, compared to $5.2 million for the six months ended June 30, 2020.

Non-IFRS net loss for the for the six months ended June 30, 2021 was $6.3 million, compared to $3.9 million for the six months ended June 30, 2020. Non-IFRS net loss excluded approximately $4.0 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; non-recurring expenses related to relocating our production facilities to a new location; and other non-recurring expenses, compared to $1.3 million of similar expenses and gains for the six months ended June 30, 2020 (see “Use of Non-IFRS Measures” below).

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 833-519-1272
International: 914-800-3844
Israel toll-free: 1-809-315-362

Conference ID: 3314287

Please log in approximately 10 minutes prior to the scheduled start time. An archived webcast also will be provided in the Events and Presentations section of the Company’s website.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) non-recurring expenses related to relocating production facilities to a new location; and (v) other non-recurring expenses. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the 2021 revenue guidance range, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s Annual Report on Form 20-F, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

*	The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30, 2021	December 31, 2020
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$13,968	$9,670
Short-term bank deposits	59,000	30,000
Trade receivables	9,099	8,354
Other receivables	2,605	2,251
Inventories	7,566	7,164
Total current assets	92,238	57,439

Non-current assets
Long-term restricted deposits and prepaid expenses	495	547
Long-term trade receivables	232	412
Property and equipment	3,308	2,904
Intangible assets	3,100	1,037
Right-of-use assets	5,056	1,801
Total non-current assets	12,191	6,701
Total assets	$104,429	$64,140

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of long-term loan	135	135
Current maturities of lease liabilities	603	700
Trade payables	3,520	4,418
Other payables	4,592	5,973
Accrued expenses	1,831	1,091
Provisions	349	321
Short-term employee benefits	741	354
Total current liabilities	16,771	17,992

Non-current liabilities
Long-term loan	86	154
Long-term lease liabilities	4,676	1,380
Recognized liability for defined benefit plan, net	267	271
Other long-term liabilities	1,326	1,271
Total non-current liabilities	6,355	3,076
Total liabilities	23,126	21,068

Equity
Ordinary share capital	1,342	1,140
Additional paid-in capital	207,132	161,006
Accumulated deficit	(127,171)	(119,074)
Total equity	81,303	43,072
Total liabilities and equity	$104,429	$64,140

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per share and ADS data)
Revenues	$12,560	$8,885	$24,537	$17,263
Cost of revenues	3,618	2,869	7,586	4,919
Gross profit	8,942	6,016	16,951	12,344
Selling and marketing expenses	7,470	5,943	14,795	11,206
Research and development expenses	3,371	1,377	6,260	2,679
General and administrative expenses	2,668	1,914	5,759	3,634
Total operating expenses	13,509	9,234	26,814	17,519
Operating loss	(4,567)	(3,218)	(9,863)	(5,175)
Financial income (expenses):
Financial income	111	152	257	387
Financial expenses	(250)	(166)	(577)	(400)
Financial expenses, net	(139)	(14)	(320)	(13)
Loss before taxes on income	(4,706)	(3,232)	(10,183)	(5,188)
Taxes on income	(40)	(10)	(86)	(52)
Net loss	$(4,746)	$(3,242)	$(10,269)	$(5,240)

Loss per share – basic and diluted (in U.S. dollars)	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted average number of shares used in computation of loss per shares – basic and diluted (in thousands)	492,090	423,137	477,857	406,624

Loss per ADS – basic and diluted (in U.S. dollars)	$(0.29)	$(0.23)	$(0.64)	$(0.39)

Weighted average number of ADSs used in computation of loss per ADS – basic and diluted (in thousands)	16,403	14,105	15,929	13,554

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(4,746)	$(3,242)	$(10,269)	$(5,240)
Adjustments for:
Depreciation and amortization	921	479	1,679	889
Share-based payment	553	309	2,173	671
Change in provision for doubtful and bad debt	233	126	230	158
Net financial cost (income)	32	(102)	199	(199)
Decrease (increase) in trade receivables	(1,016)	(728)	(794)	456
Decrease (increase) in other receivables	77	(832)	(392)	(604)
Increase in inventories	(479)	(1,054)	(612)	(1,815)
Increase (decrease) in trade payables	(993)	151	(898)	580
Increase (decrease) in other payables	405	866	(1,313)	(426)
Increase in provisions	16	10	28	61
Increase in employee benefits	134	166	383	245
Income tax expenses	40	10	86	52
Taxes paid during the period	-	(29)	(16)	(30)
Interest paid during the period	(109)	(103)	(268)	(250)
Interest received during the period	60	230	114	303
Net cash used in operating activities	(4,872)	(3,743)	(9,670)	(5,149)
Cash flows from investing activities
Investment in short-term bank deposits, net	(32,000)	(7,500)	(29,000)	(7,500)
Investment in restricted long-term deposits	-	(50)	-	(50)
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(552)	(478)	(2,826)	(709)
Net cash used in investing activities	(32,552)	(8,028)	(31,826)	(8,259)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs (share issuance costs)	(479)	(876)	46,181	36,185
Repayment of principal of lease liabilities	(248)	(220)	(496)	(445)
Repayment of long-term loan	(33)	-	(66)	-
Issuance of shares due to the exercise of stock options	143	81	147	81
Net cash provided by (used in) financing activities	(617)	(1,015)	45,766	35,821
Increase (decrease) in cash and cash equivalents	(38,041)	(12,786)	4,270	22,413
Cash and cash equivalents at beginning of period	51,869	50,442	9,670	15,115
Effect of exchange rate fluctuations on balances of cash and cash equivalents	140	10	28	138
Cash and cash equivalents at end of period	$13,968	$37,666	$13,968	$37,666
Non-cash investing activity - acquisition of intangible assets	$-	$-	$600	$-
Non-cash financing activity - share issuance costs	$-	$38	$-	$38

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per ADS data)
IFRS operating loss	$(4,567)	$(3,218)	$(9,863)	$(5,175)
IFRS net loss	$(4,746)	$(3,242)	$(10,269)	$(5,240)
Cost of revenues:
Share-based payment	17	5	60	7
Depreciation and amortization of property and equipment and intangible assets	173	162	338	264
Non-recurring expenses related to relocating the Company’s production facilities to a new location	-	-	376	-
Other non-recurring expenses	-	27	-	27
	190	194	774	298
Operating expenses:
Selling and marketing:
Share-based payment	196	80	839	199
Depreciation and amortization of property and equipment and intangible assets	34	37	68	68
Other non-recurring expenses	-	63	-	63
	230	180	907	330
Research and development:
Share-based payment	235	71	562	142
Depreciation and amortization of property and equipment and intangible assets	429	31	723	50
Other non-recurring expenses	65	18	65	18
	729	120	1,350	210
General and administrative:
Share-based payment	105	147	712	310
Depreciation and amortization of property and equipment and intangible assets	20	18	43	34
Change in provision for doubtful and bad debt	233	126	230	158
Other non-recurring expenses	-	9	-	9
	358	300	985	511
Financial income (expenses), net:
Share-based payment	-	6	-	13
	-	6	-	13

Non-IFRS operating loss	$(3,060)	$(2,424)	$(5,847)	$(3,826)
Non-IFRS net loss	$(3,239)	$(2,442)	$(6,253)	$(3,878)

IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.29)	$(0.23)	$(0.64)	$(0.39)
Non-IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.20)	$(0.17)	$(0.39)	$(0.29)